Contact

www.linkedin.com/in/lisasrosenthal
(LinkedIn)

Top Skills

Investments

Asset Managment

Hedge Funds

Certifications

Chartered Financial Analyst (CFA)

Lisa Rosenthal Silverstein, CFA

President at LSR Financial Inc.

Los Angeles Metropolitan Area

Experience

LSR Financial Inc.
President
November 2013 - Present (7 years 7 months)
Calabasas, CA

University of Chicago Booth School of Business
MBA
September 2011 - June 2013 (1 year 10 months)
Chicago, IL

Entreprenuership, Analytic Finance and Accounting Concentrations

Prudential Capital Group
Summer Associate
June 2012 - August 2012 (3 months)

The Walt Disney Company
Senior Financial Analyst
July 2007 - July 2011 (4 years 1 month)
Burbank, CA

Financial Risk Management and Investments

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Education

The University of Chicago - Booth School of Business
MBA, Entreprenuership, Analytic Finance, Accounting · (2011 - 2013)

University of California, Berkeley
Bachelor of Arts, Economics · (2003 - 2007)

Calabasas High School
 · (1999 - 2003)